UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 1, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

	By:	Signed: /s/ Paul Bachand
Date: May 1, 2013		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Release Immediate May 1, 2013

Canadian Pacific announces director election results at AGM

Calgary, AB – At its 2013 annual meeting of shareholders (AGM) held in Toronto earlier today, Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced that all nominees listed in the management proxy circular dated March 12, 2013 were elected as directors of CP.

The detailed results of the vote by ballot are as follows:

Nominee	Votes For	% votes For	Votes Withheld	% votes Withheld
William A Ackman	134,460,554	99.52	654,894	0.48
Gary F. Colter	133,116,064	98.52	1,999,421	1.48
Isabelle Courville	134,786,099	99.76	329,386	0.24
Paul G. Haggis	134,747,271	99.73	368,213	0.27
E. Hunter Harrison	134,673,540	99.67	441,944	0.33
Paul C. Hilal	132,274,451	97.90	2,841,033	2.10
Krystyna T. Hoeg	132,310,404	97.92	2,805,081	2.08
Richard C. Kelly	133,855,084	99.07	1,260,401	0.93
Rebecca MacDonald	133,423,026	98.75	1,692,459	1.25
Anthony R. Melman	134,672,433	99.67	443,051	0.33
Linda J. Morgan	133,897,398	99.10	1,218,087	0.90
Andrew F. Reardon	134,748,978	99.73	366,507	0.27
Stephen C. Tobias	133,284,194	98.64	1,831,290	1.36

The formal Report on Voting Results with respect to all matters voted upon at the AGM will be filed with Canadian and U.S. securities regulatory authorities shortly.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca